                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No.1)1

                       NETWORK-1 SECURITY SOLUTIONS, INC.
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                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of class of securities)

                                   64121N-10-9
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                November 18, 2003
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             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the acquisition  which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.

            Note. six copies of this statement,  including all exhibits,  should be filed with the Commission.  See Rule 13d-1(a) for other parties to who copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 4 pages)

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1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

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CUSIP No. 64121N-10-9                 13D                      Page 2 of 4 Pages
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     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                   FALCONSTOR SOFTWARE, INC.
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS*
                     WC
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
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     6         CITIZENSHIP OR PLACE OR ORGANIZATION
                     UNITED STATES
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  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   500,000*
   OWNED BY
     EACH
   REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER
                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER
                                500,000*
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER
                                -0-
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     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                     500,000*
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     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     5.7%
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     14        TYPE OF REPORTING PERSON*
                     CO
================================================================================

*    Assumes the exercise of Additional  Warrants to purchase  500,000 shares of
     Common Stock held by the Reporting Person. Does not include the exercise or conversion of any other derivative security of the Issuer.

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CUSIP No. 64121N-10-9                 13D                      Page 3 of 4 Pages
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            This  Amendment No. 1 amends the Schedule 13D dated October 12, 2001
(the "Schedule 13D"), filed by FalconStor Software,  Inc.  ("FalconStor").  This
Amendment No. 1 reflects (i) the sale of 1,084,935  shares of Series E Preferred
Stock of the Issuer by FalconStor in a privately  negotiated  transaction,  (ii)
the expiration of Warrants to purchase  2,169,870  shares of Common Stock of the
Issuer and (iii) Additional  Warrants to purchase 500,000 shares of Common Stock becoming  presently  exercisable.  All capitalized  terms not otherwise  defined herein shall have the meanings  ascribed  thereto in the Schedule 13D. The items specified below are hereby amended and supplemented as specified herein.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

            (a) In  calculating  the  aggregate  percentage  of shares of Common
Stock  reported  owned by  FalconStor,  the  denominator is based upon 8,314,458 shares  of Common  Stock  outstanding,  which is the  total  number of shares of
Common  Stock  outstanding  as of October 30,  2003 as reported in the  Issuer's
Quarterly  Report on Form 10-QSB for the  quarterly  period ended  September 30,
2003 and an additional 500,000 shares of Common Stock to reflect the exercise of all  Additional  Warrants held by FalconStor  into Common Stock.  FalconStor has sole  voting  power  with  respect  to the  shares of Common  Stock that it will receive upon exercise of the Additional Warrants.

            As of the  close  of  business  on  November  18,  2003,  FalconStor beneficially  owns 500,000  shares of Common  Stock of the Issuer,  representing shares of Common Stock  issuable upon the exercise of Additional  Warrants which
became   presently   exercisable  in  October  2002.  Such  amount   constitutes
approximately  5.7% of the  shares of Common  Stock  outstanding  which does not include the exercise or  conversion of any  derivative  securities of the Issuer not held by FalconStor.

            The only transactions in the last 60 days by FalconStor were (i) the sale of 1,084,935  shares of Series E Preferred  Stock  (which were  convertible into  2,169,870  shares of Common  Stock) on  November  18,  2003  pursuant to a private  transaction  at an  aggregate  purchase  price of $35,000  and (ii) the expiration of Warrants to purchase  2,169,870  shares of Common Stock on October
2, 2003.

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CUSIP No. 64121N-10-9                 13D                      Page 4 of 4 Pages
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                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief,  the  undersigned  certifies  that  the  information  set  forth in this statement is true, complete and correct.

Dated:  November 19, 2003                 FALCONSTOR SOFTWARE, INC.

                                          By: /s/ Jacob Ferng
                                              ------------------------------
                                          Name:  Jacob Ferng
                                          Title: Chief Financial Officer